

Lee Brillhart · 3rd in

Growth Company COO

Greater Seattle Area · 500+ connections · **Contact info**

 **NutriStyle, Inc.**

 **University of Washin**
School of Law

Experience



COO
NutriStyle, Inc.
Feb 2017 – Present · 3 yrs 8 mos
Greater Seattle Area

NutriStyle, Inc. creates clinical grade nutrition software that utilizes artificial intelligence and machine learning to create nutritionally sound menu plans, customized to users' unique dietary needs and objectives and linked to local grocers. NutriStyle's mission is to empower users with tools that fit their lifestyle, whether they want to manage a health condition, lose weight, train for an athletic event, or create a family meal plan. The company also provides services to non-profits and youth programs through its Healthy Kids Healthy You® program.

COO
TEQLAA Solutions
Jan 2017 – Present · 3 yrs 9 mos

Outsourced business development services for growing tech companies.

Principal
Brillhart Law Firm
1990 – Present · 30 yrs
Seattle, WA

Counsel for growth companies. Have served as co
develop technology and service innovation solutic
and the sharing economy. Experience in broad rar
typically by concurrent management responsibiliti

CEO
The Remedy Lab
Jan 2016 – Feb 2017 · 1 yr 2 mos
Seattle

The Remedy Lab has developed an all-natural, pa
combat negative reactions to gluten exposure. Th
adopters get relief from symptoms that can last 7:

President & Chief Legal Officer
LyfeBank
Oct 2007 – Dec 2015 · 8 yrs 3 mos
Seattle, WA

Turnkey electronic financial transactions platform
loans, and other payments by employees, who car
payment request. Saves employers time and mone
are made accurately and on time. Perfect for unba

Show 5 more experiences ⌄

Education



University of Washington School of Law
JD, with Honors, Business Planning and Finance
Activities and Societies: Law Review; Moot Court Honor Board; Jessup International Law moot
court team undefeated in national competition.



Pomona College
BA, with Honors, Politics, Philosophy, and Economics
Activities and Societies: Mary Ford Bacon Economics prize - best senior thesis, Chair -
Judiciary Committee, Varsity Football, Basketball, Golf (Captain 2 years)

Lakeside School

Volunteer Experience



Leadership Tomorrow project team membe
Big Brothers Big Sisters of America

Children

Team developed marketing strategy to attract mo

Founding Board Member
A Childs Place

Children

Helped establish non-profit childcare center.



Alumni Board member
Lakeside School

Education

Show 2 more experiences ⌄

Skills & Endorsements

Start-ups · 99+

    Endorsed by **Todd Dean and 8 others who are highly skilled at this**

Strategy · 91

 Endorsed by **Dan Evans Jr. and 3 others who are highly skilled at this**

Strategic Planning · 53

 Endorsed by **10 people who know Strategic Planning**

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Recommendations

Received (2)   Given (4)

John Sterling Carter   Lee's brilliance is b



Director at Mooloolaba-Kawana Local Business Network
July 15, 2011, Lee worked with John in the same group

on creating the con
complete impeccab
that is particularly i
company is an unde

Michael Dohan
Combining my experience in business with my passion for personal health
November 14, 2010, Michael worked with Lee but at different companies

I have actually had
different times. The
and I did a project f
advisor for a compa
pleasure of working